UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60058 /June 8, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13461

In the Matter of :	
:	ORDER MAKING FINDINGS
WADE COOK FINANCIAL CORP., :	AND REVOKING REGISTRATIONS
WARNING MANAGEMENT :	BY DEFAULT AS TO SIX
SERVICES, INC., :	RESPONDENTS
WELDOTRON CORP., :	
WESTERN MICROWAVE, INC., :	
WICKES, INC., :	
WORLDWIDE TECHNOLOGIES, INC., :	
and WORLDWIDE XCEED GROUP, INC. :	
(n/k/a LIQUIDATING WXG, INC.) :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 6, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 11, 2009. Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. No Answers have been received. Respondent Warning Management Services, Inc., entered into a settlement with the Commission and the proceeding has ended as to it. See Wade Cook Fin. Corp., Exchange Act Release No. 59968 (May 22, 2009).

On May 26, 2009, among other motions, the Division filed a Motion for Default (Motion) against the remaining Respondents. In my Order Postponing Hearing, issued that same day, Respondents were put on notice that failure to file an Answer or an opposition to the Motion would be grounds for finding them in default.

Since the remaining Respondents have not filed an Answer or an opposition to the Motion or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

Wade Cook Financial Corp. (Wade Cook) (CIK No. 894417) is a revoked Nevada corporation located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wade Cook is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $6.1 million for the prior nine months. On December 19, 2002, an involuntary Chapter 7 petition was filed against Wade Cook in the U.S. Bankruptcy Court for the Western District of Washington, the case was converted to a Chapter 11 case, and it was terminated on December 23, 2008. As of May 1, 2009, Wade Cook's stock (WADCQ) was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Weldotron Corp. (Weldotron) (CIK No. 105519) is a New Jersey corporation located in Bridgewater, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Weldotron is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended February 28, 1998, which reported a net loss of over $5.6 million for the year ended February 28, 1998. As of May 1, 2009, Weldotron's stock (WDTR) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Western Microwave, Inc. (Western Microwave) (CIK No. 106176), is a purged Virginia corporation located in Sunnyvale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Western Microwave is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended March 31, 1997. As of May 1, 2009, Western Microwave's stock (WMICQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Wickes, Inc. (Wickes) (CIK No. 910620), is a dissolved Delaware corporation located in Vernon Hills, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wickes is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 28, 2003, which reported a net loss of over $45 million for the prior six months. On January 20, 2004, Wickes filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, a reorganization plan was confirmed on December 12, 2007, and the case was still pending as of May 4, 2009. As of May 1, 2009, Wickes' stock (WIKSQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Worldwide Technologies, Inc. (Worldwide Technologies) (CIK No. 886184), is a British Columbia corporation located in Ventura County, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Worldwide Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $472,163 for the prior nine months. As of May 1, 2009, Worldwide Technologies' stock (WWDE) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Worldwide Xceed Group, Inc. (n/k/a Liquidating WXG, Inc.) (Worldwide Xceed) (CIK No. 721176), is a Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Worldwide Xceed is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2001, which reported a net loss of over $55 million for the prior six months. On July 19, 2001, Worldwide Xceed changed its name in the Delaware corporate records to Liquidating WXG, Inc., but failed to report that change to the Commission as required by Commission rules. As of May 1, 2009, Worldwide Xceed's stock (XCEDQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Wade Cook Financial Corp., Weldotron Corp., Western Microwave, Inc., Wickes, Inc., Worldwide Technologies, Inc., and Worldwide Xceed Group, Inc. (n/k/a Liquidating WXG, Inc.), are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge